Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)(2)

(Dollars in millions)	Three Months Ended March 31, 2014	Year Ended December 31,
		2013	2012	2011	2010	2009
Ratios (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$1,703	$6,578	$5,184	$4,688	$4,406	$1,398
Fixed charges	405	1,796	2,377	2,251	2,903	2,975
Equity in undistributed (gain) loss of unconsolidated subsidiaries	1	(16)	(22)	4	8	(3)

Earnings available for fixed charges, as adjusted	2,109	8,358	7,539	6,943	7,317	4,370

Fixed charges:
Interest expense on deposits and borrowings	403	1,792	2,375	2,246	2,896	2,967
Interest factor in rent expense	2	4	2	5	7	8

Total fixed charges	405	1,796	2,377	2,251	2,903	2,975
Preferred stock dividend requirements(4)	20	77	20	—	—	188

Total combined fixed charges and preferred stock dividends	$425	$1,873	$2,397	$2,251	$2,903	$3,136

Ratio of earnings to fixed charges	5.21%	4.65%	3.17%	3.08%	2.52%	1.47%
Ratio of earnings to combined fixed charges preferred stock dividends	4.96	4.46	3.15	3.08	2.52	1.39
Ratios (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$1,703	$6,578	$5,184	$4,688	$4,406	$1,398
Fixed charges	129	555	974	1,064	1,438	882
Equity in undistributed (gain) loss of unconsolidated subsidiaries	1	(16)	(22)	4	8	(3)

Earnings available for fixed charges, as adjusted	1,833	7,117	6,136	5,756	5,852	2,277

Fixed charges:
Interest expense on borrowings(3)	127	551	972	1,059	1,431	874
Interest factor in rent expense	2	4	2	5	7	8

Total fixed charges	129	555	974	1,064	1,438	882
Preferred stock dividend requirements(4)	20	77	20	—	—	188

Total combined fixed charges and preferred stock dividends	$149	$632	$994	$1,064	$1,438	$1,070

Ratio of earnings to fixed charges, excluding interest on deposits	14.21%	12.82%	6.30%	5.41%	4.07%	2.58%
Ratio of earnings to combined fixed charges, excluding interest on deposits, and preferred stock dividends	12.30	11.26	6.17	5.41	4.07	2.13

(1)

In the first quarter of 2014, we adopted the proportional amortization method of accounting for Investments in Qualified Affordable Housing Projects. See “MD&A—Accounting Changes and Development” for expanded discussion. Prior periods have been recast to conform to this presentation.

(2)

On February 27, 2009, we acquired CCB on February 17, 2012, we acquired ING Direct. On May 1, 2012, we closed the 2012 U.S. card acquisition. Each of these transactions was accounted for under the acquisition method of accounting, and their respective results of operations are included in our results from each respective transaction date.

(3)

Represents total interest expense reported in our consolidated statements of income, excluding interest on deposits of $276 million for the three months ended March 31, 2014, $1.2 billion, $1.4 billion, $1.2 billion, $1.5 billion, and $2.1 billion for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, respectively.

(4)

Preferred stock dividends represent pre-tax earnings that would be required to cover any preferred stock dividends requirements, computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods.